RECEIVED
2004 MAY 18 A 9:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reg. No. 82-3200

sirit Inc.

04030176

PROCESSED
MAY 24 2004
THOMSON
FINANCIAL

SUPPL

dlw 5/24

2004
Three Month Report

SIRIT Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following MD&A has been prepared to help investors understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks, opportunities and performance measures. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of the financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that the financial information is complete and reliable. The Audit Committee of the Board of Directors, consisting of three independent directors, has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

This discussion, which has been prepared as of April 23, 2004 at which time 88,330,931 shares are outstanding, should be read in conjunction with the audited consolidated financial statements, including the notes thereto included the Company's December 31, 2003 annual report. This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements.

GENERAL

SIRIT Inc. ("SIRIT" or "the Company") is a Radio Frequency Identification ("RFID") company that designs, develops, manufactures and sells RFID products and solutions. For over 10 years, SIRIT Technologies, Inc., the Company's wholly owned operating subsidiary, has been providing RFID products and solutions to customers based primarily in the United States and throughout the Americas, Europe and Asia. More information on the Company can be found at www.SEDAR.com.

On January 19, 2004 the Company completed the second tranche of an $8.0 million private placement and issued 15,452,381 common shares to J.L. Albright III Venture Fund and 1,481,599 common shares to directors, management and employees at a price of $0.30 per share for gross proceeds of $5,080,194. These funds will be used to support development activities, marketing and sales growth initiatives.

On January 23, 2004, SIRIT successfully completed its Toll Integration Project on the Highway 91 Express Lanes in Southern California, on schedule and within budget. SIRIT has been actively marketing the benefits and efficiencies of this High Occupancy Toll lanes project and hopes to win future integration contracts as opportunities continually arise for efficiency upgrades and the creation of new toll highways.

On March 23, 2004, 10% of the Company's shares of its legacy investment in Loma de Niquel Holdings Ltd. were redeemed by the ultimate parent and cancelled for cash proceeds of $335,000 resulting in a gain of $230,000. The sale assists the Company to achieve its strategy to liquidate its long-term investments in favour of its RFID business. There have been no other material changes to the remaining legacy long-term investments, representing 100% of the Portfolio Investments Business, which are recorded at a value of $6.1 million at March 31, 2004, ($6.2 million at March 31, 2003).

As part of the Company's plans to form strategic partnerships, on March 24, 2004, Mark IV Industries, Raytheon, SIRIT and TransCore announced a joint agreement to develop a new generation of dedicated short-range communications ("DSRC") technology for the U.S. Department of Transportation Federal Highway Administration and on April 21, 2004 SIRIT announced a strategic alliance with Psion Teklogix Inc. to integrate SIRIT's RFID reader technology into Psion Teklogix's mobile computing and wireless data collection solutions and products.

SIRIT Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESOURCES

Liquidity and Capital Resources

As at March 31, 2004, SIRIT's liquid cash resources of $8,637,000 represent an increase of $6,033,000 from a cash balance of $2,603,000 at December 31, 2003. SIRIT has significantly improved its working capital position, (which includes all current assets and current liabilities), in the first quarter of 2004 increasing from $3,455,000 at December 31, 2003 to $9,307,000 by March 31, 2004. Both the improvement in cash resources and working capital position were due to the $5.0 million received in January 2004 with the closing of the second tranche of an $8.0 million financing along with the sale of a portion of its long-terms investments, both described earlier.

There were no other significant changes in working capital from the items noted in the annual financial statements as at December 31, 2003.

There were no material purchases nor any commitments to purchase capital assets during the first quarter of 2004.

Commitments

There were no material changes to the Company's commitments during the first quarter of 2004 when compared to those presented in the annual financial statements as at December 31, 2003.

Related Party Transactions

The Company has entered into a consulting contract with one of its directors commencing January 2004 and ending in March 2004. The fees paid under this consulting contract during the 2004 first quarter total $30,000. There were no other material related party transactions in the first quarter of 2004.

Cash Flows

In the first quarter of 2004, SIRIT generated positive cash from operating activities of $716,000 compared to cash used in operating activities in the first quarter of 2003 of $1,077,000. Included in the first quarter 2004 operating activities is other income of $294,000 representing the sale of intellectual property from an investment written-off in 2001 by SIRIT Technologies Inc. along with an improvement in non-cash working capital of $181,000 resulting primarily from the improved collection of accounts receivable which had an average days outstanding of 34 days at March 31, 2004 compared to 58 days at December 31, 2003.

Cash was generated from investing and financing activities through the sale of a portion of one of the Company's long-term investments and cash generated from financing activities with the completion of the second tranche of the private placement, discussed earlier.

SIRIT Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS

For the 3 months ended March 31, 2004 compared to the 3 months ended March 31, 2003

	Three months ended March 31	
	2004	**2003**
REVENUE	$ 4,967,455	$ 4,533,875
Cost of Sales	2,892,928	2,541,808
GROSS MARGIN	2,074,527	1,992,067
Expenses	2,008,471	2,174,409
OPERATING INCOME/(LOSS)	66,056	(182,342)
Other income	294,378	-
Gain on sale of long-term investments	229,822	-
Interest	(269)	(11,343)
INCOME/(LOSS) FROM CONTINUING OPERATIONS	**$ 589,987**	**$ (193,685)**

Revenue

The following highlights significant aspects of the 2004 first quarter revenue:

- Total revenues in the first quarter of 2004 have increased almost 10% over the same period in 2003. Total revenue in US dollars, increased by approximately 33% from the prior year first quarter. The increase is due to higher AVI and SCM sales as discussed below, as well as a shift in sales from the UK pound to the US dollar. When converting the 2003 first quarter US dollar sales to Canadian dollars, given the 15% higher US to Canadian dollar exchange rate in the first quarter of 2003 as compared to 2004, the revenues are positively impacted in Canadian dollars. If the 2003 first quarter US Dollar revenues were converted to Canadian dollars using the 2004 average US to Canadian dollar exchange rate, adjusted 2003 total revenues would be $4,016,000. This provides a more consistent basis of total revenue comparison as it excludes the impacts of foreign exchange rate fluctuations.

AVI (Automatic Vehicle Identification)

- SIRIT Electronic Toll Collections revenue increased by approximately $265,000 in the first quarter of 2004 when compared to the first quarter of 2003. The increase is attributable to an increase in demand for toll tags in the first quarter of 2004 when compared to 2003 which more then offset the reduction in sales resulting from the completion of the Integration Project in January 2004. Toll solutions represented approximately 69% of total revenue in both the 2003 and 2004 first quarter results.
- Parking and access control sales as well as other sales decreased by $275,000 in the first quarter of 2004 compared to 2003.

SCM (Supply Chain Management)

- Revenue from SCM sales increased by approximately $430,000 or 63% in 2004 when compared to the same period in 2003. Increased SCM sales are a direct result of increased sales and marketing efforts focused at the OEMs in the supply chain market.

Gross Margin

Gross Margin for the first quarter of 2004 of 41.8% is comparable to the first quarter of 2003 of 43.9%. The 2004 gross margin reflects a mix of business whereby AVI represents 77% of revenues and SCM represents 23% of revenues.

Expenses

The primary components of first quarter 2004 expenses compared to the same period in 2003 include the following:

- Salaries and benefits of $913,000 (2003 - $1,059,000) are lower than the prior year due to overall lower staff levels with a total of 33 employees at the end of March 2004 compared to 45 at the end of March 2003 as a result of the restructuring efforts undertaken in 2003. This reduction is partially offset by more highly compensated and experienced SCM sales staff. Included in salaries and benefits are stock compensation costs of $36,000 (2003 - $2,000) relating to the cost associated with the issuance and modification of stock options in the first quarter of 2004.
- In accordance with Company strategy, both selling and development expense have increased in the 2004 first quarter when compared to the same period in 2003, as SIRIT is actively marketing and developing new products.
- The largest remaining components of expenses include travel costs, premises rental costs, and insurance.

Quarterly Results

	2004 1st Q	2003 4th Q	2003 3rd Q	2003 2nd Q	2003 1st Q	2002 4th Q	2002 3rd Q	2002 2nd Q
Revenue	$4,967,455	$4,010,949	$4,535,300	$4,556,667	$4,533,875	$3,952,921	$ 12,064	$ 18,773
Net Income/(loss) from continuing operations	589,987	(526,116)	(1,534,203)	(1,151,316)	(193,685)	108,757	104,808	(592,242)
Net income/(loss) for the period	589,987	(526,116)	(1,534,203)	(1,158,245)	(947,405)	(1,154,761)	44,899	(854,214)
Net income/(loss) per share, from continuing operations, basic and diluted	$ 0.01	$ (0.01)	$ (0.03)	$ (0.03)	$ -	$ -	$ -	$ (0.02)
Net income/(loss) per share, basic and diluted	$ 0.01	$ (0.01)	$ (0.03)	$ (0.03)	$ (0.02)	$ (0.03)	$ -	$ (0.03)

The 2004 first quarter results reflects a higher volume of sales in both the AVI and SCM businesses combined with the realized gains on sales of investments.

Included in 2003 third quarter net loss is $1.3 million of internal restructuring costs. This effort resulted in termination costs associated with an overall 30% staff reduction, streamlining inventory into a single location in Carrollton, Texas, refocusing efforts in the UK to development activities with limited sales activities and centralizing head office functions in the Mississauga, Ontario location.

The 2003 second quarter results were negatively impacted by fees associated with the bridge financing during the private placement and a change in the mix of business.

SIRIT Inc.

Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
Unaudited

	As at March 31 2004	As at December 31 2003
Assets		
Current Assets		
Cash and cash equivalents	$ 8,636,875	$ 2,603,558
Accounts receivable	1,686,861	2,796,372
Inventory	1,151,607	845,201
Prepaids and deposits	1,484,185	1,364,745
	12,959,528	7,609,876
Long-term investments	6,071,441	6,174,943
Property, plant and equipment, net	552,548	596,707
Intangible asset, net	724,512	775,113
Deferred development costs, net	171,567	187,652
Goodwill	2,828,836	2,828,836
	$ 23,308,432	**$ 18,173,127**
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 2,520,437	$ 2,936,796
Deferred revenue	628,605	588,511
Warranty obligations	503,713	629,960
	3,652,755	4,155,267
Shareholders' Equity		
Share capital	33,651,080	28,639,550
Contributed surplus	356,507	320,207
Deficit	(14,351,910)	(14,941,897)
	19,655,677	14,017,860
	$ 23,308,432	**$ 18,173,127**

Commitments (note 6)

Approved by the Directors:

"W. W. Staudt" — Director

"G. C. McKinnis" — Director

See accompanying notes

SIRIT Inc.

Interim Consolidated Statements of Income/(Loss) and Deficit

(expressed in Canadian dollars)

Unaudited

	Three Months Ended March 31	
	2004	**2003**
Revenue	$ 4,967,455	$ 4,533,875
Cost of sales	2,892,928	2,541,808
Gross margin	2,074,527	1,992,067
	41.8%	43.9%
Expenses		
Salaries and benefits	913,160	1,058,750
Selling, general and administrative	769,941	664,163
Development	200,906	78,512
Amortization	130,575	159,138
Foreign exchange	(6,111)	213,846
	2,008,471	2,174,409
Operating income/(loss)	66,056	(182,342)
Other income	294,378	-
Gain on disposal of long-term investments	229,822	-
Interest	(269)	(11,343)
Income/(loss) from continuing operations	589,987	(193,685)
Loss from discontinued operations		
Loss from operations	-	(368,414)
Loss on sale	-	(385,306)
Net income/(loss) for the period	**$ 589,987**	**$ (947,405)**
Deficit, beginning of period	(14,941,897)	(10,775,928)
Deficit, end of period	$ (14,351,910)	$ (11,723,333)
Basic and diluted income per share, continuing operations	$ 0.01	$ -
Basic and diluted loss per share, discontinued operations	-	(0.02)
Basic and diluted income/(loss) per share, total	**$ 0.01**	**$ (0.02)**

See accompanying notes

SIRIT Inc.

Interim Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

Unaudited

	Three Months Ended March 31	
	2004	**2003**
Cash provided by/(used in):		
Operating activities		
Income/(loss) from continuing operations	$ 589,987	$ (193,685)
Items not involving cash and cash equivalents	(55,274)	438,419
	534,713	244,734
Net change in non-cash working capital items	181,148	(1,320,191)
Discontinued operations	-	(1,565)
	715,861	(1,077,022)
Investing activities		
Investment in HorizonLive, Inc.	-	(58,522)
Additions to capital assets	(22,502)	(240,473)
Deferred development costs	-	(259,031)
Proceeds on sale of long-term investment	335,254	-
Discontinued operations	-	(91,534)
	312,752	(649,560)
Financing activities		
Capital leases	-	88,093
Issuance of common shares, net of associated expenses	5,011,530	-
Discontinued operations	-	98,400
	5,011,530	186,493
Exchange rate impact on cash and cash equivalents	(6,826)	(30,029)
Increase/(decrease) in cash and cash equivalents	6,033,317	(1,570,118)
Cash and cash equivalents, beginning of period	2,603,558	2,241,994
Cash and cash equivalents, end of period	**$ 8,636,875**	**$ 671,876**
Cash and cash equivalents consist of:		
Cash and deposit accounts with banks	2,136,875	$ 339,608
Short-term commercial paper	6,500,000	332,268
	$ 8,636,875	**$ 671,876**

See accompanying notes

SIRIT Inc.

Notes to the Financial Statements (unaudited)

1. BASIS OF PREPARATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, certain disclosure normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. These interim financial statements have been prepared based on the accounting principles consistent with those used in the annual audited consolidate financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2003. The results of the operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

2. LONG-TERM INVESTMENTS

The recorded amounts of long-term investments are summarized as follows:

	March 31 2004	December 31 2003
Medsite, Inc.	$ 3,932,577	$ 3,932,577
Applied Data Systems, Inc.	739,502	739,502
HorizonLive, Inc.	482,864	482,864
Loma de Niquel Holdings Ltd.	916,498	1,020,000
	$ 6,071,441	**$ 6,174,943**

In March 2004, the ultimate parent of Loma de Niquel Holdings Ltd. distributed cash from earnings through the repurchase and cancellation of shares. The Company retained its proportionate share of its investment and reported a gain of $229,822 on the sale of 2,531 shares.

3. SHARE CAPITAL

a) Common shares issued and outstanding:

	Number	Amount
Balance at December 31, 2003	**71,176,951**	**$ 28,639,550**
Issued pursuant to private placement	16,933,980	5,080,194
Issued on exercise of stock options	220,000	49,100
Expenses related to stock issuances	-	(117,764)
Balance at March 31, 2004	**88,330,931**	**$ 33,651,080**

On January 19, 2004 the Company completed the second tranche of an $8.0 million private placement and issued 15,452,381 common shares to J.L. Albright III Venture Fund and 1,481,599 common shares to directors, management and employees with associated costs of $117,764.

b) During the period January 1, 2004 to March 31, 2004, the Company granted stock options to two employees totalling 90,000 common shares and revised the terms of 150,000 options issued prior to 2003. The Company determined compensation costs on these options granted based on the fair value at the grant date consistent with the fair value method of accounting for stock-based compensation. The stock based compensation expense included in salaries and benefits in the first quarter of 2004 is $36,300.

c) Basic net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is calculated by using the weighted average number of common shares outstanding during the period adjusted to include the effect that would occur if in-the-money stock options and warrants were exercised.

The following table reconciles the basic weighted average number of common shares outstanding to the diluted weighted average number of common shares outstanding.

	Three months ended March 31	
	2004	**2003**
Weighted average number of shares outstanding - basic	84,691,528	45,544,357
Dilutive effect of stock options	3,026,856	-
Dilutive effect of warrants	2,048,611	-
Adjusted weighted average number of shares outstanding - diluted	**89,766,995**	**45,544,357**

At March 31, 2004, options to purchase 1,493,279 common shares at a weighted average price of $0.93 per share were outstanding. These options were excluded from the computation of diluted net income per common share as the exercise price was greater then the average market price.

4. SEGMENTED INFORMATION

The Company and its subsidiaries operate in the technology sector in two reportable business segments, RFID and Portfolio Investments.

The Company's assets by segment are as follows:

	March 31 2004	**December 31 2003**
Radio Frequency Identification Business	$ 17,236,991	$ 11,998,184
Portfolio Investments Business	6,071,441	6,174,943
	$ 23,308,432	**$ 18,173,127**

For the three months ended March 31, the Company's revenue and expenses by reportable segment are as follows:

	2004		
	RFID	Portfolio Investments	Total
Revenue	$ 4,967,455	$ -	$ 4,967,455
Expenses	4,900,454	945	4,901,399
Operating income/(loss)	67,001	(945)	66,056
Other income	294,378	-	294,378
Gain on sale of long-term investments	-	229,822	229,822
Interest	(269)	-	(269)
Net income before discontinued operations	**$ 361,110**	**$ 228,877**	**$ 589,987**

	2003		
	RFID	Portfolio Investments	Total
Revenue	$4,532,049	$ 1,826	$4,533,875
Expenses	4,716,217	-	4,716,217
Operating income/(loss)	(184,168)	1,826	(182,342)
Interest	(11,343)	-	(11,343)
Net income/(loss) before discontinued operations	**$ (195,511)**	**$ 1,826**	**$ (193,685)**

5. SUPPLEMENTARY DISCLOSURES RELATED TO CASH FLOWS

a) Items not involving cash and cash equivalents:

	Three months ended March 31	
	2004	2003
Amortization	$ 130,575	$ 159,138
(Gain) on disposal of long-term investments	(229,822)	-
Unrealized loss on cash equivalents	-	30,029
Loss on disposal of assets	7,673	-
Decrease in long-term receivable	-	246,777
Stock compensation costs	36,300	2,475
	$ (55,274)	**$ 438,419**

b) Net changes in non-cash working capital items:

	Three months ended March 31	
	2004	2003
Accounts receivable	$ 1,109,511	$ 136,380
Inventory	(306,406)	(79,831)
Prepaids and deposits	(119,445)	(1,376,536)
Accounts payable and accrued liabilities	(416,359)	(648,858)
Deferred revenue	40,094	767,168
Warranty obligations	(126,247)	(118,514)
	$ 181,148	**$ (1,320,191)**

6. COMMITMENTS

a) As at March 31, 2004, certain accounts receivable and inventory are pledged as security in connection with accounts payable in the amount of $613,365.

b) The Company has entered into a 3 month consulting contract with one of its directors commencing January 2004 and ending in March 2004. The fees paid under this consulting contract during the 2004 first quarter total $30,000.

SIRIT Inc.

Head Office
Suite 250 – 33 City Centre Drive
Mississauga, Ontario
Canada L5B 2N5
Tel.: 1 800 498 8760
Fax: (905) 949 6320
E-mail: mail@sirit.com
Web Site: www.sirit.com

Investor Relations
Toll Free: 1 800 498 8760
Tel: (905) 949 4404
Fax: (905) 949 6320
E-mail: fveinot@sirit.com

Auditors
PricewaterhouseCoopers LLP
Suite 3000, Box 82
Royal Trust Tower
Toronto, Ontario
Canada M5K 1G8

Shares Listed
Toronto Stock Exchange: Symbol SI

General Counsel
Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
Canada, M5H 3C2

SIRIT Technologies Inc.
Website: www.sirit.com

In Canada
Suite 250 - 33 City Centre Drive
Mississauga, Ontario
Canada L5B 2N5
Tel: 1 800 498 8760
Fax: (905) 949 6320

In the United States
Suite 620 - 1321 Valwood Parkway
Carrollton, Texas 75006
Tel: 1 877 492 0101
Fax: (972) 243 8034

In the United Kingdom
Loughborough Technology Centre
Epinal Way, Loughborough
Leicestershire, UK LE11 3GE
Tel: 011 44 1509 213141
Fax: 011 44 1509 213191